Alpine Global Dynamic Dividend Fund

Alpine Total Dynamic Dividend Fund

Alpine Global Premier Properties Fund

2500 Westchester Avenue, Suite 215

Purchase, NY 10577-2540

March 4, 2011

VIA EDGAR TRANSMISSION

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, DC 20549

Re:	Alpine Global Dynamic Dividend Fund (File nos. 333-152901, 811-21901)
Alpine Total Dynamic Dividend Fund (File nos. 333-152580, 811-21980) and Alpine Global Premier Properties Fund (File nos. 333-140770, 881-22016)(collectively the “Closed-End Trusts”)

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments given to State Street Corporation via telephone conference on February 24, 2011 regarding a Sarbanes-Oxley review of the Closed-End Trusts’ most recent annual reports, each dated October 31, 2010 and filed on Form N-CSR with the Securities and Exchange Commission (the “SEC”) on January 7, 2011, in addition to other filings made throughout the Closed-End Funds’ fiscal year ended October 31, 2010.

For your convenience, the SEC Staff’s comments have been reproduced in bold typeface immediately followed by the Closed-End Trusts’ responses.

All Closed-End Trusts – 40-17G Fidelity Bond Filings

  The 40-17G Fidelity Bond filing for each Closed-End Trust disclosed only the coverage amount attributable to the joint insureds and did not specify the coverage amount attributable to the individual insureds. Future 40-17G Fidelity Bond filings should specify the amount of coverage attributable to each insured.

Response: The Closed-End Trusts respond by stating that future 40-17G Fidelity Bond filings will specify the coverage amount attributable to each insured.

All Closed-End Trusts – Annual Reports

  Although Deloitte & Touche LLP was listed as the Independent Registered Public Accounting firm elsewhere in the Annual Reports, the Reports of the Independent Registered Public Accounting Firm were signed simply as “Milwaukee, WI, December 30, 2010” and did not include the full name and/or signature of Deloitte & Touche LLP. Future filings and reports should include the full name and/or signature of the Independent Registered Public Accounting firm.

Response: The Closed-End Trusts respond by stating that future filings and reports will include the full name and/or signature of the Independent Registered Public Accounting firm.

Alpine Total Dynamic Dividend Fund – Annual Report

  In its Statement of Assets and Liabilities, the Alpine Total Dynamic Dividend Fund reported Receivables for total return swap contracts of $119,082, and Payables for total return swap contracts of $876,243. However, the Notes to Financial Statements stated “The Fund did not hold total return swaps as of October 31, 2010.” These statements seem inconsistent. Please explain.

Response: The Alpine Total Dynamic Dividend Fund responds by stating that while the Fund did invest in total return swap agreements during the year, the Fund did not hold total return swaps as of October 31, 2010. Those agreements were either settled or terminated on or before October 31, 2010. Due to the timing of termination or settlement (which left amounts to be settled after the transaction was terminated), $199,082 and $876,243 represented the amounts due to (owed by) the Fund at October 31, 2010.

If you have any questions regarding the Closed-End Trusts’ responses, please do not hesitate to contact Jon-Luc Dupuy of State Street Corporation at (617) 662-1744.

Very truly yours,

/s/ Ronald G. Palmer Jr.

Ronald G. Palmer, Jr.

Chief Financial Officer

Alpine Global Dynamic Dividend Fund

Alpine Total Dynamic Dividend Fund

Alpine Global Premier Properties Fund